





Supplemental Information
September 30, 2010

National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129
Phone: (615) 890-9100
Fax: (615) 225-3030
www.nhinvestors.com
Email: investor_relations@nhinvestors.com

Table of Contents

CORPORATE

DISCLAIMER

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may", "will", "believes", anticipates", "expects", "intends", "estimates", "plans", and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the following risks, which are described in more detail under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2009:

- We depend on the operating success of our customers (facility operators) for collection of our revenues during this time of uncertain economic conditions and legislative healthcare reform in the U.S.;

- We are exposed to risks related to the recently enacted healthcare reform law and the effect that the law's provisions will have on our tenants' and mortgagees' business;

- We are exposed to risk that our tenants and mortgagors may become subject to bankruptcy or insolvency proceedings;

- We are exposed to risks related to government regulations and the effect they have on our tenants' and mortgagors' business;

- We are exposed to risk that the cash flows of our tenants and mortgagors will be adversely affected by increased liability claims and general and professional liability insurance costs;

- We are exposed to risks related to environmental laws and the costs associated with the liability related to hazardous substances;

- We are exposed to the risk that we may not be indemnified by our lessees and mortgagors against future litigation;

- We depend on the success of future acquisitions and investments;

- We depend on the ability to reinvest cash in real estate investments in a timely manner and on acceptable terms;

- We may incur more debt and intend to replace our current credit facility with longer term debt in the future, which long term debt may be unavailable on terms acceptable to the Company;

- We are exposed to the risk that the illiquidity of real estate investments could impede our ability to respond to adverse changes in the performance of our properties;

- We are exposed to the risk that our assets may be subject to impairment charges;

- We depend on the ability to continue to qualify as a real estate investment trust;

- We have ownership limits in our charter with respect to our common stock and other classes of capital stock, and

- We are subject to certain provisions of Maryland law and our charter and bylaws that could hinder, delay or prevent a change in control transaction, even if the transaction involves a premium price for our common stock or our stockholders believe such transaction to be otherwise in their best interests.

In this Supplemental Information we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

Table of Contents

ANALYST COVERAGE

Stifel Nicolaus & Company, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC
JMP Securities, LLC

INVESTOR RELATIONS CONTACT

Roger R. Hopkins, CPA
rhopkins@nhinvestors.com
(615) 890-9100 ext. 108

SENIOR MANAGEMENT

W. Andrew Adams
Chairman and Chief Executive Officer

J. Justin Hutchens
President and Chief Operating Officer

Roger R. Hopkins, CPA
Chief Accounting Officer

Kristin S. Gaines
Chief Credit Officer

BOARD OF DIRECTORS

W. Andrew Adams
Chairman and Chief Executive Officer
National Health Investors, Inc.

J. Justin Hutchens
President and Chief Operating Officer
National Health Investors, Inc.

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners

Robert T. Webb
President (Retired) and Founder
Webb's Refreshments, Inc.

Ted H. Welch
Ted Welch Investments

COMPANY PROFILE

NATIONAL HEALTH INVESTORS, INC., a Maryland corporation incorporated in 1991, is a real estate investment trust ("REIT") which invests in income-producing health care properties primarily in the long-term care industry. Our mission is to invest in health care real estate assets which generate current income that will be distributed to stockholders. We have pursued this mission by acquiring properties to lease and making mortgage loans nationwide. These investments involve 120 health care properties in 23 states consisting of 81 skilled nursing facilities, 28 assisted living facilities, 4 medical office buildings, 4 independent living facilities, 1 acute psychiatric hospital, 1 acute care hospital and 1 transitional rehabilitation center. We have funded these investments in the past through three sources of capital: (1) current cash flow, including principal prepayments from our borrowers, (2) the sale of equity securities, and (3) debt offerings, including the issuance of convertible debt instruments, bank lines of credit, and ordinary term loans.

Investor Snapshot as of September 30, 2010

Exchange:	NYSE	**52 week Low/High:**	$29.73	$46.06	**Market Capitalization:**	$1.22 billion
Symbol:	NHI	**Dividend/Yield:**	$2.42	5.49%		
Closing Price:	$44.06	**Shares Outstanding:**		27,689,392		

Portfolio Revenue Snapshot as of September 30, 2010


Investment Type
8.7%
91.3%
Leases
Mortgages


Facility Type
6.4%
3.6%
21.2%
68.9%
SNF
ALF
ACH
Other (less than 3%)


Operator Type
14.3%
25.3%
60.4%
Regional
Public
Small

LONG-TERM GROWTH


September 30, 2010
$103,160




Value of $10,000 invested at inception on October 17, 1991; assumes dividend reinvestment

VALUE CREATION

Total Return*

	NHI	S&P 500	NAREIT
1 year	48.44%	10.16%	28.28%
5 years	18.74%	0.64%	1.14%
10 years	29.32%	-0.43%	9.90%
15 years	11.61%	6.45%	9.68%
Since inception**	13.25%	7.99%	10.18%

*assumes reinvestment of dividends
**since inception of NHI in Oct. '91

S&P 500 – Standard & Poor's index of 500 large-cap common stocks

NAREIT – FTSE NAREIT US Real Estate Index Series of all publicly traded REITs

DIVIDEND HISTORY



The Board of Directors approves a regular quarterly dividend which is reflective of expected taxable income on a recurring basis. Company transactions that are infrequent and non-recurring that generate additional taxable income have been distributed to shareholders in the form of special dividends. Taxable income is determined in accordance with the IRS Code and is different than net income for financial statement purposes determined in accordance with accounting principles generally accepted in the U.S.

FINANCIAL

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	September 30, 2010	December 31, 2009
Assets		
Real estate properties:		
Land	$ 41,711	$ 28,490
Buildings and improvements	416,490	322,296
	458,201	350,786
Less accumulated depreciation	(134,491)	(126,925)
Real estate properties, net	323,710	223,861
Mortgage notes receivable	73,734	94,588
Investment in preferred stock, at cost	38,132	38,132
Cash and cash equivalents	2,451	45,718
Marketable securities	20,854	21,322
Accounts receivable, net	4,379	2,189
Assets held for sale, net	33,420	33,420
Deferred costs and other assets	493	130
Total Assets	$ 497,173	$ 459,360
Liabilities and Stockholders' Equity		
Borrowings under revolving credit facility	$ 28,234	$ -
Earnest money deposit	3,400	150
Deferred real estate purchase consideration	4,000	3,000
Accounts payable and accrued expenses	2,835	2,754
Dividends payable	16,752	17,959
Deferred income	1,446	885
Total Liabilities	56,667	24,748
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.01 par value; 40,000,000 shares authorized; 27,689,392 and 27,629,505 shares issued and outstanding, respectively	277	276
Capital in excess of par value	462,229	459,842
Cumulative net income	953,077	900,611
Cumulative dividends	(988,779)	(940,220)
Unrealized gains on marketable securities	13,702	14,103
Total Stockholders' Equity	440,506	434,612
Total Liabilities and Stockholders' Equity	$ 497,173	$ 459,360

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	**2010**	2009
Revenues:				
Rental income	$ **18,087**	$ 15,685	$ **54,066**	$ 40,461
Mortgage interest income	**1,569**	2,568	**5,166**	7,071
	19,656	18,253	**59,232**	47,532
Expenses:				
Depreciation	**2,871**	2,034	**8,253**	5,362
Legal	**85**	337	**540**	1,272
Franchise, excise and other taxes	**64**	135	**594**	549
General and administrative	**1,260**	1,194	**6,397**	4,040
Loan and realty losses (recoveries)	**-**	-	**(573)**	(1,077)
	4,280	3,700	**15,211**	10,146
Income before non-operating items	**15,376**	14,553	**44,021**	37,386
Non-operating income	**1,241**	1,856	**3,958**	5,291
Interest expense and amortization of loan costs	**(471)**	(18)	**(1,173)**	(86)
Income from continuing operations	**16,146**	16,391	**46,806**	42,591
Income from operations - discontinued	**1,188**	1,082	**3,656**	5,347
Net gain on sale of real estate	**-**	-	**2,004**	-
Income from discontinued operations	**1,188**	1,082	**5,660**	5,347
Net income	$ **17,334**	$ 17,473	$ **52,466**	$ 47,938
Weighted average common shares outstanding:				
Basic	**27,673,703**	27,589,161	**27,657,236**	27,580,568
Diluted	**27,737,802**	27,642,237	**27,716,105**	27,605,504
Earnings per share:				
Basic:				
Income from continuing operations	$ **0.58**	$ 0.59	$ **1.69**	$ 1.55
Discontinued operations	**0.04**	0.04	**0.20**	0.19
Net income available to common stockholders	$ **0.62**	$ 0.63	$ **1.89**	$ 1.74
Diluted:				
Income from continuing operations	$ **0.58**	$ 0.59	$ **1.69**	$ 1.55
Discontinued operations	**0.04**	0.04	**0.20**	0.19
Net income available to common stockholders	$ **0.62**	$ 0.63	$ **1.89**	$ 1.74
Dividends declared per common share	$ **0.605**	$ 0.55	$ **1.755**	$ 1.65

FUNDS FROM OPERATIONS (FFO)
(in thousands, except share and per share amounts)

	Three months ended September 30,			Nine months ended September 30,		
	2010		2009	**2010**		2009
Net income	$	**17,334**	$ 17,473	$	**52,466**	$ 47,938
Real estate depreciation in continuing operations		**2,693**	1,944		**7,778**	5,232
Real estate depreciation in discontinued operations		**-**	278		**57**	829
Net gain on sale of real estate		**-**	-		**(2,004)**	-
Funds from operations	$	**20,027**	$ 19,695	$	**58,297**	$ 53,999
Collection and recognition of past due rent		**-**	(2,654)		**(1,520)**	(2,654)
Recoveries of previous write-downs		**-**	-		**(573)**	(1,719)
Recognition of deferred credits		**-**	-		**-**	(1,493)
Other one-time items		**(2)**	(141)		**248**	(443)
Normalized FFO	$	**20,025**	$ 16,900	$	**56,452**	$ 47,690
Weighted average common shares outstanding:						
Basic		**27,673,703**	27,589,161		**27,657,236**	27,580,568
Diluted		**27,737,802**	27,642,237		**27,716,105**	27,605,504
FFO per share:						
Basic	$	**0.72**	$ 0.71	$	**2.11**	$ 1.96
Diluted	$	**0.72**	$ 0.71	$	**2.10**	$ 1.96
Normalized FFO per share:						
Basic	$	**0.72**	$ 0.61	$	**2.04**	$ 1.73
Diluted	$	**0.72**	$ 0.61	$	**2.04**	$ 1.73
FFO payout ratio:						
Dividends declared per common share	$	**0.605**	$ 0.55	$	**1.755**	$ 1.65
FFO per diluted share	$	**0.72**	$ 0.71	$	**2.10**	$ 1.96
FFO payout ratio		**84%**	77%		**84%**	84%

FUNDS AVAILABLE FOR DISTRIBUTION (FAD)

(in thousands, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	**2010**	2009
Net income	$ **17,334**	$ 17,473	$ **52,466**	$ 47,938
Real estate depreciation in continuing operations	**2,693**	1,944	**7,778**	5,232
Real estate depreciation in discontinued operations	**-**	278	**57**	829
Net gain on sale of real estate	**-**	-	**(2,004)**	-
Straight-line lease revenue, net	**(801)**	(180)	**(2,359)**	(274)
Non-cash stock based compensation	**166**	75	**2,204**	776
Funds available for distribution	$ **19,392**	$ 19,590	$ **58,142**	$ 54,501
Collection and recognition of past due rent	**-**	(2,654)	**(1,520)**	(2,654)
Recoveries of previous write-downs	**-**	-	**(573)**	(1,719)
Recognition of deferred credits	**-**	-	**-**	(1,493)
Other one-time items	**(2)**	(141)	**248**	(443)
Normalized FAD	$ **19,390**	$ 16,795	$ **56,297**	$ 48,192
Weighted average common shares outstanding:				
Basic	**27,673,703**	27,589,161	**27,657,236**	27,580,568
Diluted	**27,737,802**	27,642,237	**27,716,105**	27,605,504
FAD per share:				
Basic	$ **0.70**	$ 0.71	$ **2.10**	$ 1.98
Diluted	$ **0.70**	$ 0.71	$ **2.10**	$ 1.97
Normalized FAD per share:				
Basic	$ **0.70**	$ 0.61	$ **2.04**	$ 1.75
Diluted	$ **0.70**	$ 0.61	$ **2.03**	$ 1.75
FAD payout ratio:				
Dividends declared per common share	$ **0.605**	$ 0.55	$ **1.755**	$ 1.65
FAD per diluted share	$ **0.70**	$ 0.71	$ **2.10**	$ 1.97
FAD payout ratio	**86%**	77%	**84%**	84%

EBITDA RECONCILIATION AND INTEREST COVERAGE RATIO
(in thousands)

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	**2010**	2009
Net income	$ **17,334**	$ 17,473	$ **52,466**	$ 47,938
Interest expense and amortization of loan costs	**471**	18	**1,173**	86
Franchise, excise and other taxes	**64**	135	**594**	549
Depreciation in continuing operations	**2,871**	2,034	**8,253**	5,362
Depreciation in discontinued operations	**-**	283	**69**	848
EBITDA	$ **20,740**	$ 19,943	$ **62,555**	$ 54,783
Interest expense and amortization of loan costs	$ **471**	$ 18	$ **1,173**	$ 86
Interest Coverage Ratio	**44**	1,108	**53**	637

PORTFOLIO

PORTFOLIO SUMMARY as of September 30, 2010

	Properties	Beds/Units/ Sq. Ft.	Investment (NBV)	YTD Revenue	% of segment
Leases					
Skilled Nursing[1]	51	6,858	$ 176,104,000	$ 36,167,000	66.89%
Assisted Living	26	1,585	113,385,000	12,149,000	22.47%
Acute Care Hospitals	1	55	5,779,000	2,107,000	3.90%
Acute Psychiatric Hospitals	1	66	12,321,000	1,022,000	1.89%
Independent Living	4	456	6,913,000	1,389,000	2.57%
Medical Office Buildings	4	124,427	8,442,000	1,232,000	2.28%
Total Leases	**87**		**$ 322,944,000**	**$ 54,066,000**	**100.00%**
(1) Skilled Nursing					
NHC facilities*	38	5,274	$ 46,542,000	$ 25,623,000	47.39%
All other facilities	13	1,584	129,562,000	10,544,000	19.50%
	51	6,858	$ 176,104,000	$ 36,167,000	66.89%

* On October 17, 1991, the NHC facilities were transferred to NHI at their then current book value in a non-taxable exchange.

	Properties	Beds/Units/ Sq. Ft.	Investment (NBV)	YTD Revenue	% of segment
Mortgages					
Skilled Nursing	30	3,061	$ 64,167,000	$ 4,647,000	89.96%
Assisted Living	2	146	4,658,000	382,000	7.39%
Transitional Rehabilitation	1	70	4,909,000	137,000	2.65%
Total Mortgages	**33**	**3,277**	**$ 73,734,000**	**$ 5,166,000**	**100.00%**









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GEOGRAPHIC DISTRIBUTION as of September 30, 2010

	SNF	ALF	MOB	ILF	ACH	APH	TRC	Total	YTD Revenue
Tennessee	20	3	-	2	-	-	-	25	$ 13,634,000
Florida	10	4	1	-	-	-	-	15	11,251,000
Texas	9	-	2	-	-	-	-	11	6,145,000
South Carolina	4	1	-	-	-	-	-	5	5,071,000
Arizona	1	4	-	-	-	-	1	6	4,038,000
Kentucky	2	-	-	-	1	-	-	3	3,271,000
Missouri	8	-	-	1	-	-	-	9	2,223,000
Michigan	-	4	-	-	-	-	-	4	1,835,000
Minnesota	-	5	-	-	-	-	-	5	1,752,000
Alabama	2	-	-	-	-	-	-	2	1,613,000
Virginia	7	-	-	-	-	-	-	7	1,564,000
Georgia	5	-	-	-	-	-	-	5	1,316,000
New Jersey	-	1	-	-	-	-	-	1	1,029,000
California	-	-	-	-	-	1	-	1	1,022,000
Idaho	1	-	-	1	-	-	-	2	688,000
Massachusetts	4	-	-	-	-	-	-	4	662,000
Illinois	-	1	1	-	-	-	-	2	549,000
Kansas	5	-	-	-	-	-	-	5	466,000
New Hampshire	3	-	-	-	-	-	-	3	402,000
Pennsylvania	-	1	-	-	-	-	-	1	302,000
Iowa	-	2	-	-	-	-	-	2	181,000
Indiana	-	1	-	-	-	-	-	1	146,000
Oregon	-	1	-	-	-	-	-	1	72,000
	81	28	4	4	1	1	1	120	$ 59,232,000

YTD Revenue



less than $250,000
$250,000 - $1,249,999
$1,250,000 - $2,749,999
$2,750,000 - $5,249,999
more than $5,249,999

Number of Facilities



less than 2
2 - 4
5 - 9
10 - 14
more than 14

LEASE RENEWAL YEARS AND MORTGAGE MATURITIES as of September 30, 2010

	2010	2011	2012	2013	2014	2015 - 2018	2019 - 2022	Thereafter	TOTALS
Leases									
Skilled Nursing									
Annualized Revenue	$ 276,000	$ 1,006,000	$ -	$ -	$ 6,507,000	$ 418,000	$ 33,679,000	$ 6,684,000	$ 48,570,000
Properties	1	1	-	-	6	1	38	4	51
Assisted Living									
Annualized Revenue	-	367,000	-	1,380,000	-	2,495,000	406,000	10,840,000	15,488,000
Properties	-	1	-	1	-	3	1	20	26
Medical Office Buildings									
Annualized Revenue	-	588,000	-	396,000	-	669,000	-	-	1,653,000
Properties	-	2	-	1	-	1	-	-	4
Independent Living									
Annualized Revenue	-	646,000	-	-	-	-	1,193,000	-	1,839,000
Properties	-	1	-	-	-	-	3	-	4
Acute Care Hospitals									
Annualized Revenue	-	-	2,828,000	-	-	-	-	-	2,828,000
Properties	-	-	1	-	-	-	-	-	1
Acute Psychiatric Hospitals									
Annualized Revenue	-	-	-	-	-	-	-	1,828,000	1,828,000
Properties	-	-	-	-	-	-	-	1	1
Total Annualized Revenues	$ 276,000	$ 2,607,000	$ 2,828,000	$ 1,776,000	$ 6,507,000	$ 3,582,000	$ 35,278,000	$ 19,352,000	$ 72,206,000
Mortgages									
Skilled Nursing									
Annualized Revenue	$ -	$ 1,428,000	$ 963,000	$ 183,000	$ 1,010,000	$ 534,000	$ 161,000	$ 1,370,000	$ 5,649,000
Properties	-	7	3	1	8	5	-	6	30
Assisted Living									
Annualized Revenue	-	-	-	-	97,000	416,000	-	-	513,000
Properties	-	-	-	-	1	1	-	-	2
Transitional Rehabilitation									
Annualized Revenue	-	-	-	-	-	328,000	-	-	328,000
Properties	-	-	-	-	-	1	-	-	1
Total Annualized Revenues	$ -	$ 1,428,000	$ 963,000	$ 183,000	$ 1,107,000	$ 1,278,000	$ 161,000	$ 1,370,000	$ 6,490,000

DEFINITIONS

Annualized Revenue

The term *Annualized Revenue* refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Facility Types

ACH – Acute-care hospital

APH – Acute psychiatric hospital

MOB – Medical office building

TRC – Transitional rehabilitation center

ALF – Assisted living facility

ILF – Independent living facility

SNF –Skilled nursing facility

Funds from operations - FFO

FFO is an important supplemental measure of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. FFO is defined as net income, computed in accordance with GAAP, excluding gains or losses from sales of property, and adding back real estate depreciation. The term FFO was designed by the REIT industry to address this issue. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FFO, caution should be exercised when comparing our Company's FFO to that of other REITs. FFO in and of itself does not represent cash generated from operating activities in accordance with GAAP (FFO does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Funds available for distribution - FAD

FAD is usually calculated by subtracting from Funds from Operations (FFO) both normalized recurring expenditures that are capitalized by the REIT and then amortized, but which are necessary to maintain a REIT's properties and its revenue stream (e.g., new carpeting and drapes in apartment units, leasing expenses and tenant improvement allowances) and "straight-lining" of rents. This calculation is sometimes referred to as Cash Available for Distribution (CAD) or Funds Available for Distribution (FAD). Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FAD, caution should be exercised when comparing our Company's FAD to that of other REITs. FAD in and of itself does not represent cash generated from operating activities in accordance with GAAP (FAD does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Normalized FFO & Normalized FAD

Normalized FFO and Normalized FAD excludes from FFO and FAD, respectively, any material one-time items reflected in GAAP net income. Excluded items may include, but are not limited to, impairments of assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, asset write-downs and recoveries of previous write-downs.

Investment (NBV)

The term *Investment (NBV)* refers to the net carrying value of our real estate and mortgage investments.